Exhibit 99.1

Tower
Semiconductor

Where **Analog** and **Value** Meet

Tower Semiconductor Reports 2021 Fourth Quarter and
Full Year Financial Results

MIGDAL HAEMEK, ISRAEL – February 17, 2022 – Tower Semiconductor (NASDAQ: TSEM & TASE: TSEM) reports today its results for the fourth quarter and for the year ended December 31, 2021.

Fourth Quarter of 2021 Results Overview

Revenue for the fourth quarter of 2021 was $412 million, as compared to $345 million and $387 million in the fourth quarter of 2020 and in the third quarter of 2021, respectively, reflecting 19% and 7% of revenue growth, respectively. Organic revenue for the fourth quarter of 2021, defined as total revenue excluding revenues from Nuvoton in the Japanese fabs and from Maxim in the San Antonio fab, grew by 28% year over year.

Gross profit for the fourth quarter of 2021 was $100 million, 44% higher than $70 million recorded in the fourth quarter of 2020 and 17% higher than $85 million recorded in the third quarter of 2021.

Operating profit for the fourth quarter of 2021 was $56 million, 67% higher than the $33 million recorded in the fourth quarter of 2020 and 26% higher than $44 million recorded in the third quarter of 2021.

Net profit for the fourth quarter of 2021 was $52 million, or $0.48 basic and $0.47 diluted earnings per share, 67% higher than the $31 million or $0.29 basic and $0.28 diluted earnings per share recorded in the fourth quarter of 2020. This net profit of $52 million is 32% higher than $39 million recorded in the third quarter of 2021, which represented $0.36 basic and diluted earnings per share.

Adjusted net profit for the fourth quarter of 2021 was $61 million (as reconciled in the tables below), resulting in adjusted basic and diluted earnings per share of $0.56 and $0.55, respectively, as compared to adjusted basic and diluted earnings per share of $0.34 for the fourth quarter of 2020, and as compared to adjusted basic and diluted earnings per share of $0.42 and $0.41, respectively, for the third quarter of 2021.

Cash flow generated from operating activities in the fourth quarter of 2021 was $134 million with investment in fixed assets of $86 million, net. During the fourth quarter of 2021, the company invested $47 million in short term deposits and marketable securities.

Full year 2021 Results Overview

Revenue for the full year of 2021 was $1.508 billion, as compared to $1.266 billion in 2020, reflecting 19% year over year revenue growth and 29% year over year organic revenue (as defined above) growth.

Gross profit for the full year of 2021 was $329 million, 41% higher than $233 million in 2020.

Operating profit for the full year of 2021 was $167 million, 83% higher than the $91 million in 2020.

Net profit for the full year of 2021 was $150 million, or $1.39 basic and $1.37 diluted earnings per share, 82% higher than the $82 million or $0.77 basic and $0.76 diluted earnings per share in 2020.

Cash flow generated from operating activities for full year of 2021 was $421 million with investment in fixed assets of $279 million, net. During the year ended December 31, 2021, the company repaid $77 million of its debt and invested $60 million in short term deposits, marketable securities and other assets, net.

Loan Refinance
During the fourth quarter of 2021, TPSCo refinanced its loan from its lenders’ consortium led by JA Mitsui (a Japanese financial institution), resulting in a JPY 11 billion long-term loan payable in seven semi-annual installments from 2024 to 2027, with a fixed interest rate of 1.95% per annum.

Guidance and Conference Call
As stated in the Company’s announcement on February 15, 2022 of its definitive agreement with Intel Corporation, the Company is not providing herewith revenue guidance for the first quarter 2022 and will not host an earnings conference call.

The Company presents its financial statements in accordance with U.S. GAAP.  The financial information included in the tables below includes unaudited condensed financial data. Some of the financial information in this release and/ or in related public disclosures or filings with respect to the financial statements and/ or results of the Company, which we describe in this release as “adjusted” financial measures, are non-GAAP financial measures as defined in Regulation G and related reporting requirements promulgated by the Securities and Exchange Commission as they apply to our Company. These adjusted financial measures are calculated excluding one or both of the following: (1) amortization of acquired intangible assets and (2) compensation expenses in respect of equity grants to directors, officers, and employees. These adjusted financial measures should be evaluated in conjunction with, and are not a substitute for, GAAP financial measures. The tables also present the GAAP financial measures, which are most comparable to the adjusted financial measures, as well as a reconciliation between the adjusted financial measures and the comparable GAAP financial measures. As used and/ or presented in this release and/ or in related public disclosures or filings with respect to the financial statements and/ or results of the Company, as well as calculated in the tables herein, the term Earnings Before Interest Tax Depreciation and Amortization (EBITDA) consists of operating profit in accordance with GAAP, excluding (i) depreciation expenses, which include depreciation recorded in cost of revenues and in operating cost and expenses lines (e.g, research and development related equipment and/ or fixed other assets depreciation), (ii) stock-based compensation expense and (iii) amortization of acquired intangible assets. EBITDA is reconciled in the tables below from GAAP operating profit. EBITDA is not a required GAAP financial measure and may not be comparable to a similarly titled measure employed by other companies. EBITDA and the adjusted financial information presented herein and/ or in related public disclosures or filings with respect to the financial statements and/ or results of the Company, should not be considered in isolation or as a substitute for operating profit, net profit or loss, cash flows provided by operating, investing and financing activities, per share data or other profit or cash flow statement data prepared in accordance with GAAP. The term Net Cash, as may be used and/ or presented in this release and/ or in related public disclosures or filings with respect to the financial statements and/ or results of the Company, is comprised of cash, cash equivalents, short-term deposits and marketable securities less debt amounts as presented in the balance sheets included herein. The term Net Cash is not a required GAAP financial measure, may not be comparable to a similarly titled measure employed by other companies and should not be considered in isolation or as a substitute for cash, debt, operating profit, net profit or loss, cash flows provided by operating, investing and financing activities, per share data or other profit or cash flow statement data prepared in accordance with GAAP. The term Free Cash Flow, as used and/ or presented in this release and/ or in related public disclosures or filings with respect to the financial statements and/ or results of the Company, is calculated to be net cash provided by operating activities (in the amounts of $134 million, $107 million and $73 million for the three months periods ended December 31, 2021, September 30, 2021 and December 31, 2020, respectively and in the amount of $421 million for the year ended December 31, 2021) less cash used  for investments in property and equipment, net (in the amounts of $86 million, $88 million and $64 million for the three months periods ended December 31, 2021, September 30, 2021 and December 31, 2020, respectively and in the amount of $279 million for the year ended December 31, 2021).  The term Free Cash Flow is not a required GAAP financial measure, may not be comparable to a similarly titled measure employed by other companies and should not be considered in isolation or as a substitute for operating profit, net profit or loss, cash flows provided by operating, investing and financing activities, per share data or other profit or cash flow statement data prepared in accordance with GAAP.

About Tower Semiconductor
Tower Semiconductor Ltd. (NASDAQ: TSEM, TASE: TSEM), the leading foundry of high value analog semiconductor solutions, provides technology and manufacturing platforms for integrated circuits (ICs) in growing markets such as consumer, industrial, automotive, mobile, infrastructure, medical and aerospace and defense. Tower Semiconductor focuses on creating positive and sustainable impact on the world through long term partnerships and its advanced and innovative analog technology offering, comprised of a broad range of customizable process platforms such as SiGe, BiCMOS, mixed-signal/CMOS, RF CMOS, CMOS image sensor, non-imaging sensors, integrated power management (BCD and 700V), and MEMS. Tower Semiconductor also provides world-class design enablement for a quick and accurate design cycle as well as process transfer services including development, transfer, and optimization, to IDMs and fabless companies. To provide multi-fab sourcing and extended capacity for its customers, Tower Semiconductor owns two manufacturing facilities in Israel (150mm and 200mm), two in the U.S. (200mm), three facilities in Japan (two 200mm and one 300mm) which it owns through its 51% holdings in TPSCo and is sharing a 300mm manufacturing facility being established in Italy by STMicroelectronics. For more information, please visit: www.towersemi.com

CONTACTS:
Noit Levy | Investor Relations | +972 74 737 7556 | noitle@towersemi.com

This press release, including our revenue guidance and other projections with respect to our business and activities, includes forward-looking statements, which are subject to risks and uncertainties. Actual results may vary from those projected or implied by such forward-looking statements and you should not place any undue reliance on such forward-looking statements. Potential risks and uncertainties include, without limitation, risks and uncertainties associated with: (i) demand in our customers’ end markets, (ii) over demand for our foundry services and/or products that exceeds our capacity, (iii) maintaining existing customers and attracting additional customers, (iv) high utilization and its effect on cycle time, yield and on schedule delivery which may cause customers to transfer their product(s) to other fabs, (v) operating results fluctuate from quarter to quarter making it difficult to predict future performance, (vi) impact of our debt and other liabilities on our financial position and operations, (vii) our ability to successfully execute acquisitions, integrate them into our business, utilize our expanded capacity and find new business, (viii) fluctuations in cash flow, (ix) our ability to satisfy the covenants stipulated in our agreements with our lender banks, (x) pending litigation, (xi) new customer engagements, qualification and production ramp-up at our facilities,(xii) meeting the conditions set in the approval certificates received from the Israeli Investment Center under which we received a significant amount of grants in past years, (xiii) receipt of orders that are lower than the customer purchase commitments, (xiv) failure to receive orders currently expected, (xv) possible incurrence of additional indebtedness, (xvi) effect of global recession, unfavorable economic conditions and/or credit crisis, (xvii) our ability to accurately forecast financial performance, which is affected by limited order backlog and lengthy sales cycles, (xviii) possible situations of obsolete inventory if forecasted demand exceeds actual demand when we manufacture products before receipt of customer orders, (xix) the cyclical nature of the semiconductor industry and the resulting periodic overcapacity, fluctuations in operating results and future average selling price erosion, (xx) the execution of debt re-financing and/or other fundraising activities to enable the service of our debt and/or other liabilities and/or for strategic opportunities, including to fund Agrate fab’s significant 300mm capacity investments, in addition to other previously announced capacity expansion plans , and the possible unavailability of such financing and/ or the availability of such financing on unfavorable terms, (xxi) operating our facilities at high utilization rates which is critical in order to cover a portion or all of the high level of fixed costs associated with operating a foundry, and our debt, in order to improve our results, (xxii) the purchase of equipment to increase capacity, the timely completion of the equipment installation, technology transfer and raising the funds therefor, (xxiii) the concentration of our business in the semiconductor industry, (xxiv) product returns, (xxv) our ability to maintain and develop our technology processes and services to keep pace with new technology, evolving standards, changing customer and end-user requirements, new product introductions and short product life cycles, (xxvi) competing effectively, (xxvii) use of outsourced foundry services by both fabless semiconductor companies and integrated device manufacturers, (xxviii) achieving acceptable device yields, product performance and delivery times, (xxix) our dependence on intellectual property rights of others, our ability to operate our business without infringing others’ intellectual property rights and our ability to enforce our intellectual property against infringement, (xxx) our fab3 landlord’s construction project adjacent to our fabrication facility, including possible temporary reductions or interruptions in the supply of utilities and/ or fab manufacturing, as well as claims that our noise abatement efforts are not adequate under the terms of the amended lease, (xxxi) retention of key employees and recruitment and retention of skilled qualified personnel, (xxxii) exposure to inflation, currency rates (mainly the Israeli Shekel and Japanese Yen) and interest rate fluctuations and risks associated with doing business locally and internationally, as well fluctuations in the market price of our traded securities, (xxxiii) issuance of ordinary shares as a result of conversion and/or exercise of any of our convertible securities, as well as any sale of shares by any of our shareholders, or any market expectation thereof, which may depress the market price of our ordinary shares and may impair our ability to raise future capital, (xxxiv) meeting regulatory requirements worldwide, including environmental and governmental regulations, (xxxv) potential engagement for fab establishment, joint venture and/or capital lease transactions for capacity enhancement in advanced technologies, including risks and uncertainties associated with Agrate fab establishment project, its qualification schedule, technology, equipment and process qualification and production facility ramp-up, customer engagements, cost structure and investment amounts and other terms, which may require additional funding to cover its significant capacity investment needs and other payments, the availability of which funding cannot be assured on favorable terms, if at all, (xxxvi) potential impact on TPSCo and the Company due to the purchase of 49% of TPSCo by NTCJ (previously named PSCS) from Panasonic, (xxxvii) industry and market impact due to the coronavirus and its potential impact on our business, operational continuity, supply chain, revenue and profitability, (xxxviii) potential security, cyber and privacy breaches, (xxxix) our ability to satisfy the covenants stipulated in our agreements with the series G bondholders (as of December 31, 2021, we are in compliance with this indenture’s covenants), (xxxx) risks associated with the transaction announced on February 15, 2022, including the timely receipt of certain governmental and other regulatory approvals, the potential for regulatory authorities to require divestitures, behavioral remedies or other concessions in order to obtain their approval of the proposed transaction, the occurrence of any event, change or other circumstance that could give rise to a termination of the merger agreement, the effect of the announcement or pendency of the transaction on business relationships, operating results and business generally, delays, disruptions or increased costs due to the integration process with the acquirer, the potential that our shareholders may not approve the transaction, litigation related to or resulting from the transaction, difficulties to retain key personnel and customers, diverting management’s attention from the ongoing business operations, potential negative reactions or changes to business relationships resulting from the announcement or completion of the transaction, and (xxxxi) business interruption due to fire, earthquake and other natural disasters, the security situation in Israel, global trade “war”, COVID-19 pandemic, including its impact on global supply chain to the fabs and from the fabs, power interruptions and other events beyond our control.

A more complete discussion of risks and uncertainties that may affect the accuracy of forward-looking statements included in this press release or which may otherwise affect our business is included under the heading "Risk Factors" in Tower’s most recent filings on Forms 20-F and 6-K, as were filed with the Securities and Exchange Commission (the “SEC”) and the Israel Securities Authority. Future results may differ materially from those previously reported. The Company does not intend to update, and expressly disclaims any obligation to update, the information contained in this release.
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(Financial tables follow)

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEETS (UNAUDITED)
(dollars in thousands)

	December 31,	September 30,	December 31,
	2021	2021	2020
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$210,930	$211,503	$211,683
Short-term deposits	363,648	315,964	310,230
Marketable securities	190,068	190,523	188,967
Trade accounts receivable	142,228	144,878	162,100
Inventories	234,512	220,668	199,126
Other current assets	54,817	43,653	30,810
Total current assets	1,196,203	1,127,189	1,102,916

LONG-TERM INVESTMENTS	39,597	39,157	40,699

PROPERTY AND EQUIPMENT, NET	876,683	879,323	839,171

GOODWILL AND OTHER INTANGIBLE ASSETS, NET	18,820	17,581	17,962

DEFERRED TAX AND OTHER LONG-TERM ASSETS, NET	99,938	91,786	93,401

TOTAL ASSETS	$2,231,241	$2,155,036	$2,094,149

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
Short-term debt	$83,868	$105,414	$106,513
Trade accounts payable	78,712	92,989	96,940
Deferred revenue and customers' advances	39,992	31,866	10,027
Other current liabilities	73,756	69,796	59,432

Total current liabilities	276,328	300,065	272,912

LONG-TERM DEBT	230,972	212,271	283,765

LONG-TERM CUSTOMERS' ADVANCES	69,968	39,074	25,451

EMPLOYEE RELATED LIABILITIES	14,622	15,959	15,833

DEFERRED TAX AND OTHER LONG-TERM LIABILITIES	23,962	28,211	41,286

TOTAL LIABILITIES	615,852	595,580	639,247

TOTAL SHAREHOLDERS' EQUITY	1,615,389	1,559,456	1,454,902
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$2,231,241	$2,155,036	$2,094,149

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)
(dollars and share count in thousands, except per share data)

	T h r e e m o n t h s e n d e d
	December 31,	September 30,	December 31,
	2021	2021	2020
REVENUES	$412,108	$386,706	$345,211
COST OF REVENUES	311,935	301,330	275,602

GROSS PROFIT	100,173	85,376	69,609
OPERATING COSTS AND EXPENSES:
Research and development	22,371	21,591	19,913
Marketing, general and administrative	21,939	19,620	16,317

	44,310	41,211	36,230

OPERATING PROFIT	55,863	44,165	33,379

FINANCING AND OTHER EXPENSE, NET	(372)	(2,714)	(1,498)

PROFIT BEFORE INCOME TAX	55,491	41,451	31,881

INCOME TAX EXPENSE, NET	(3,614)	(1,084)	(1,823)

NET PROFIT	51,877	40,367	30,058

Net loss (income) attributable to non-controlling interest	(138)	(1,282)	974

NET PROFIT ATTRIBUTABLE TO THE COMPANY	$51,739	$39,085	$31,032

BASIC EARNINGS PER SHARE	$0.48	$0.36	$0.29
Weighted average number of shares	108,768	108,354	107,762

DILUTED EARNINGS PER SHARE	$0.47	$0.36	$0.28
Weighted average number of shares	110,267	109,825	108,985

RECONCILIATION FROM GAAP NET PROFIT TO ADJUSTED NET PROFIT:
GAAP NET PROFIT	$51,739	$39,085	$31,032

Stock based compensation	8,815	5,452	5,190
Amortization of acquired intangible assets	506	504	365
ADJUSTED NET PROFIT	$61,060	$45,041	$36,587

ADJUSTED EARNINGS PER SHARE:
Basic	$0.56	$0.42	$0.34
Diluted	$0.55	$0.41	$0.34

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)
(dollars and share count in thousands, except per share data)

	Y e a r e n d e d
	December 31,
	2021	2020
REVENUES	$1,508,166	$1,265,684
COST OF REVENUES	1,179,048	1,032,366

GROSS PROFIT	329,118	233,318
OPERATING COSTS AND EXPENSES:
Research and development	85,386	78,320
Marketing, general and administrative	77,221	63,965
	162,607	142,285

OPERATING PROFIT	166,511	91,033

FINANCING AND OTHER EXPENSE, NET	(11,412)	(2,345)

PROFIT BEFORE INCOME TAX	155,099	88,688
INCOME TAX EXPENSE, NET	(1,024)	(5,399)

NET PROFIT	154,075	83,289

Net income attributable to non-controlling interest	(4,063)	(987)
NET PROFIT ATTRIBUTABLE TO THE COMPANY	$150,012	$82,302

BASIC EARNINGS PER SHARE	$1.39	$0.77
Weighted average number of shares	108,279	107,254

DILUTED EARNINGS PER SHARE	$1.37	$0.76
Weighted average number of shares	109,798	108,480
RECONCILIATION FROM GAAP NET PROFIT TO ADJUSTED NET PROFIT:
GAAP NET PROFIT	$150,012	$82,302
Stock based compensation	25,144	16,988
Amortization of acquired intangible assets	1,993	1,658
ADJUSTED NET PROFIT	$177,149	$100,948
ADJUSTED EARNINGS PER SHARE:
Basic	$1.64	$0.94
Diluted	$1.61	$0.93

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
RECONCILIATION FROM GAAP OPERATING PROFIT TO EBITDA (UNAUDITED)
(dollars in thousands)

	T h r e e m o n t h s e n d e d
	December 31,	September 30,	December 31,
	2021	2021	2020
GAAP OPERATING PROFIT	$55,863	$44,165	$33,379
Depreciation	64,692	63,021	56,956
Stock based compensation	8,815	5,452	5,190
Amortization of acquired intangible assets	506	504	365
EBITDA	$129,876	$113,142	$95,890

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
CONSOLIDATED SOURCES AND USES REPORT (UNAUDITED) (dollars in thousands)

	T h r e e m o n t h s e n d e d
	December 31,	September 30,	December 31,
	2021	2021	2020
CASH AND CASH EQUIVALENTS - BEGINNING OF PERIOD	$211,503	$215,755	$207,704
Net cash provided by operating activities	133,656	106,974	73,010
Investments in property and equipment, net	(85,947)	(87,714)	(64,233)
Exercise of options	48	46	1,026
Debt recevied (repaid), net	1,040	(29,211)	(8,147)
Effect of Japanese Yen exchange rate change over cash balance	(2,102)	(597)	1,624
Investments in short-term deposits, marketable securities and other assets, net	(47,268)	6,250	699
CASH AND CASH EQUIVALENTS - END OF PERIOD	$210,930	$211,503	$211,683

	Y e a r e n d e d
	December 31,	December 31,
	2021	2020
CASH AND CASH EQUIVALENTS - BEGINNING OF PERIOD	$211,683	$355,561
Net cash provided by operating activities	421,293	276,561
Investments in property and equipment, net	(279,260)	(256,539)
Exercise of options	458	2,512
Debt repaid, net	(77,315)	(63,699)
Effect of Japanese Yen exchange rate change over cash balance	(6,245)	4,357
Investments in short-term deposits, marketable securities and other assets, net	(59,684)	(107,070)
CASH AND CASH EQUIVALENTS - END OF PERIOD	$210,930	$211,683

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED) (dollars in thousands)

	Y e a r e n d e d
	December 31,	December 31,
	2021	2020
CASH FLOWS - OPERATING ACTIVITIES
Net profit for the period	$154,075	$83,289
Adjustments to reconcile net profit for the period
to net cash provided by operating activities:
Income and expense items not involving cash flows:
Depreciation and amortization	270,710	240,531
Effect of exchange rate differences on debentures	1,138	6,645
Other expense (income), net	(1,461)	5,215
Changes in assets and liabilities:
Trade accounts receivable	14,335	(33,087)
Other assets	(26,731)	(7,999)
Inventories	(44,192)	(2,891)
Trade accounts payable	(25,004)	(18,576)
Deferred revenue and customers' advances	74,524	(3,072)
Other current liabilities	16,850	347
Long-term employee related liabilities	(2,681)	3,936
Deferred tax, net and other long-term liabilities	(10,270)	2,223

Net cash provided by operating activities	421,293	276,561

CASH FLOWS - INVESTING ACTIVITIES
Investments in property and equipment, net	(279,260)	(256,539)
Investments in deposits, marketable securities and other assets, net	(59,684)	(107,070)

Net cash used in investing activities	(338,944)	(363,609)
CASH FLOWS - FINANCING ACTIVITIES
Debt repaid, net	(77,315)	(63,699)
Exercise of options	458	2,512

Net cash used in financing activities	(76,857)	(61,187)

EFFECT OF FOREIGN CURRENCY EXCHANGE RATE CHANGE	(6,245)	4,357

DECREASE IN CASH AND CASH EQUIVALENTS	(753)	(143,878)

CASH AND CASH EQUIVALENTS - BEGINNING OF PERIOD	211,683	355,561
CASH AND CASH EQUIVALENTS - END OF PERIOD	$210,930	$211,683